                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO 13d-1(a) AND AMENDMENTS FILED PURSUANT TO 13d-2(a)


                               Netpliance, Inc.
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                               (Name of Issuer)

                   Common Stock,  $0.01 Par Value Per Share
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                        (Title of Class of Securities)

                                   64115K103
              ---------------------------------------------------
                                (CUSIP Number)

                                John F. McHale
                              111 Congress Avenue
                                   Suite 300
                             Austin, Texas  78701
                                (512) 472-0187
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 23, 2000
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 6 pages)

---------------
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

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CUSIP No. 64115K103                                      Page 2 of 6 Pages
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1  NAME OF REPORTING PERSON
   S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

   John F. McHale
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]
                                                                   (b) [_]
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3  SEC USE ONLY

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4  SOURCE OF FUNDS

   PF
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [_]
   PURSUANT TO  ITEMS 2(d) or 2(e)

   Not Applicable.
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Texas
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                             7  SOLE VOTING POWER
  NUMBER OF SHARES
                                15,558,095*
    BENEFICIALLY            ----------------------------------------------------
                             8  SHARED VOTING POWER
      OWNED BY
                                0
        EACH                ----------------------------------------------------
                             9  SOLE DISPOSITIVE POWER
     REPORTING
                                15,558,095*
       PERSON               ----------------------------------------------------
                            10  SHARED DISPOSITIVE POWER
        WITH
                                0
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   15,558,095*
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12 CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [_]
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   25.5%
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14 TYPE OF REPORTING PERSON

   IN
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* Includes 105,240 shares held by each of the Caitlin McHale Trust, Casey McHale
Trust and Ryan McHale Trust for the benefit of family members of Mr. McHale.

CUSIP No. 64115K103                   13 D                     Page 3 of 6 Pages

ITEM 1.   SECURITY AND ISSUER

          The securities to which this statement relates is the Common Stock, $.01 par value (the "Common Stock") of Netpliance, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 7600A North Capital of Texas Highway, Austin, Texas 78731.

ITEM 2.   IDENTITY AND BACKGROUND

     1. (a) This statement is being filed by John F. McHale (referred to herein as the "Reporting Person" or "Mr. McHale").

          (b) The business address of the Reporting Person is 111 Congress Avenue, Suite 300, Austin, Texas 78701.

          (c) The present principal occupation of the Reporting Person is private investor and a director and Chairman of the Board of Directors of the Issuer.

          (d) In the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The place of citizenship of the Reporting Person is the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Mr. McHale acquired 50,000 shares of Common Stock on Thursday, March 23, 2000 for an aggregate purchase price of $870,750 (or $17.415 per share). These shares were purchased with Mr. McHale's personal funds.

ITEM 4.   PURPOSE OF TRANSACTION

          Mr. McHale acquired the Common Stock for investment purposes.

          Mr. McHale does not have any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 on Schedule 13D.

CUSIP No. 64115K103                   13 D                     Page 4 of 6 Pages

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              Mr. McHale beneficially owns 15,558,095 shares of Common Stock of the Issuer (constituting 25.5% of the issued and outstanding shares of Common Stock of the Issuer as of the date of this Schedule 13D), which consists of 15,242,375 shares held of record by Mr. McHale, and 105,240 shares held by each of the Caitlin McHale Trust, Casey McHale Trust, and Ryan McHale Trust for the benefit of family members of Mr. McHale.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Mr. McHale is a party to an investors rights agreement with the Issuer which grants him registration rights for registration under the Securities Act of 1993, as amended, with respect to 100,002 shares of Common Stock acquired by Mr. McHale in a private placement. The foregoing is only a summary of the investors rights agreement and is qualified in its entirety by reference to such agreement, a copy of which is filed as
     Exhibit 4.2 to the Issuer's Registration Statement on Form S-1 dated December 23, 1999, as amended.

              Mr. McHale is also party to a voting agreement in which he agreed to vote his shares of Common Stock in favor of the nominee for the Issuer's Board of Directors nominated by U S West Internet Ventures, Inc. The foregoing is only a summary of the voting agreement and is qualified in its entirety by reference to such agreement, a copy of which is filed as
     Exhibit 10.10 to the Issuer's Registration Statement on Form S-1 dated December 23, 1999, as amended.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

              The following is filed as an exhibit to this Statement on Schedule 13D.

Exhibit 99.1 Amended and Restated Rights Agreement among the Issuer and Watershed Capital L.L.P. and John F. McHale dated as of December 3, 1999 (filed as Exhibit 4.2 to the Issuer's Registration Statement on Form S-1 dated December 23, 1999, as amended, and incorporated herein by reference)

Exhibit 99.2 Voting Agreement among the Issuer, U S West Internet Ventures, Inc., John F. McHale and Kent A. Savage dated December 22, 1999 (filed as Exhibit 10.10 to the Issuer's Registration Statement on Form S-1 dated December 23, 1999, as amended, and incorporated herein by reference)

CUSIP No. 64115K103                   13 D                     Page 5 of 6 Pages

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of March 23, 2000              /s/ JOHN F. MCHALE
                                        ----------------------------------------
                                            John F. McHale

CUSIP No. 64115K103                   13 D                     Page 6 of 6 Pages


                                 EXHIBIT INDEX
                                 -------------

Exhibit 99.1 Amended and Restated Rights Agreement among the Issuer and Watershed Capital L.L.P. and John F. McHale dated as of December 3, 1999 (filed as Exhibit 4.2 to the Issuer's Registration Statement on Form S-1 dated December 23, 1999, as amended, and incorporated herein by reference)

Exhibit 99.2 Voting Agreement among the Issuer, U S West Internet Ventures, Inc., John F. McHale and Kent A. Savage dated December 22, 1999 (filed as Exhibit 10.10 to the Issuer's Registration Statement on Form S-1 dated December 23, 1999, as amended, and incorporated herein by reference)